Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2016	2015	2014	2013	2012

Earnings:

Income from continuing operations before income taxes	$3,250	$2,657	$2,171	$1,950	$1,915

Adjustment for equity in net income of and dividends from equity investees	(1)	(1)	2	(1)	(2)

Fixed charges - below	498	520	400	316	329

Amortization of capitalized interest	1	1	2	2	3

Less: Capitalized interest	(1)	—	—	(1)	(1)

Earnings as adjusted (a)	$3,747	$3,177	$2,575	$2,266	$2,244

Fixed charges:

Interest expense (b) (c)	$353	$374	$300	$240	$250

Capitalized interest	1	—	—	1	1

Portion of rental expense representative of the interest factor (d)	144	146	100	75	78

Total fixed charges	$498	$520	$400	$316	$329

Ratio:

Ratio of earnings to fixed charges	7.5	6.1	6.4	7.2	6.8

(a)
Fiscal years 2011 through 2014 have been recast primarily to exclude our Brazil pharmaceutical distribution business as a discontinued operation and reflect the reclassification of a business from discontinued operations to continuing operations.

(b)	Interest expense includes amortization of debt discounts and deferred loan costs.

(c)	Interest expense on uncertain tax liabilities is excluded from interest expense as the company records these amounts within income tax expense.

(d)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.